

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2023

Riccardo Canevari
Chief Executive Officer
Radiopharm Theranostics Ltd
Level 3, 62 Lygon Street, Carlton VIC 3053
Australia

> **Re: Radiopharm Theranostics Ltd**
> **Registration Statement on Form 20FR12B**
> **Filed February 13, 2023**
> **File No. 001-41621**

Dear Riccardo Canevari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 20FR12B Filed February 13, 2023

Risk Factors
We have a limited operating history and a history of losses . . ., page 4

1. We note your response to prior comment 4, which we reissue in part. Please revise both the heading and narrative disclosure in this risk factor to expressly state that your independent auditor included a going concern opinion in its audit report raising substantial doubt about the Group's ability to continue as a going concern.

Clinical Approach
RAD Clinical Development Pipeline, page 26

2. In light of your disclosure on page 32 that you no longer intend to further develop RAD201, please tell us whether, and if so how, the RAD201 program is sufficiently material to your business to warrant its continued inclusion in the pipeline table. To the

extent RAD201 remains in your pipeline table, please revise the notes column to explain that you have ceased development of this candidate, if accurate.

## ITEM 4. INFORMATION ON THE COMPANY
### Our Licensed Platform Technologies
### Nano-mAbs, page 29

3.      We note your revised disclsoure stating that you plan to seek IND approval from the FDA in 2023 to start a Phase 1 trial with RAD201 and RAD202.  This statement appears to be inconsistent with disclsoure on page 32 indicating that you do not currently intend to further develop RAD201.  Please reconcile or advise.

### Our Drug Candidates
### RAD201 (Nano-mAb HER-2 Breast Diagnostic) and RAD202 (Nano-mAb Her-2 Breast Therapeutic), page 31

4.      Please further revise your disclsoure in this section to explain when and why the Company decided not to further develop the RAD201 product candidate.

### RAD502 (DUNP-19 Osteosarcoma), page 33

5.      We note your response to prior comment 20, and we have the following additional comment.
   •   Please further revise your disclosure to clarify that FDA Orphan Drug Designation does not eliminate any FDA regulatory requirements or guarantee a shortened regulatory review process or FDA approval.
   •   Please briefly explain the conditions for and the impact of receiving a FDA Priority Review Voucher at the time a marketing authorization may be granted.

### Corporate Governance Requirements under NASDAQ listing rules, page 58

6.      Please expand your disclosure to clearly state whether proxies are counted in show of hands voting.  If there are any circumstances in which proxies are not counted, please explain those circumstances and expand your risk factor discussion on page 22 to describe the circumstances under which proxies will not be counted.

## ITEM 10. ADDITIONAL INFORMATION
### C. Material Contracts, page 68

7.      We note your response to prior comment 28, which we reissue with respect to the license agreement with Diaprost AB and Fredax AB. Please revise to state the expected expiration date of the last-to-expire patent right under that agreement.  Additionally, please revise your discussion of the license agreement with The Regents of the University of California to state the expected expiration date of the last-to-expire patent right under that agreement.

Jurisdiction and Arbitration, page 86

8.      Since you state that the exclusive jurisdiction provision under the Deposit Agreement will apply to claims under the Securities Act and the Exchange Act, please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision. Since the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Additionally, please revise Exhibit 2.1 to clarify how the jurisdiction provision applies to claims under the Securities Act and the Exchange Act or confirm that you will make future investors aware of the provision's applicability by providing disclosure in future Exchange Act reports.

9.      You state both on page 86 and in your risk factor on page 20 that the arbitration provisions of the deposit agreement do not preclude ADS holders from pursuing claims under the Securities Act or the Exchange Act "in federal or state courts,"  while the third paragraph of section Section 7.6 in the Deposit Agreement indicates that the arbitration provisions do not preclude ADS holders from pursuing claims "in federal courts."  Please reconcile your disclosure in Exhibit 2.1 to eliminate this inconsistency.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters.  Please contact Lauren Hamill at 303-844-1008 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:      Alberto Pacchioni